SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934




                         TRANSKARYOTIC THERAPIES, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893735 10 0
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Hoechst Marion Roussel, Inc.                     Route 202-206
10236 Marion Park Drive                          P.O. Box 2500
Kansas City, Missouri 64137-1405                 Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 22, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [   ].


                                  Page 1 of 11

                          Exhibit Index is at Page 10

CUSIP No.  893735 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________

6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     13.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  893735 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________

6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     13.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are shares of common stock, par value $0.01 per share ("Common Stock"), of Transkaryotic Thera-pies, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 195 Albany Street, Cambridge, Massachusetts 02139.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), with a principal place of business and principal office located at 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. The principal business of HMRI is the discovery, development, manufacturing, marketing, and sale of pharmaceuti-cal compounds for the treatment of human diseases. Information as to the executive officers and directors of HMRI is set forth in Exhibit I hereto.

     This Schedule also is filed on behalf of Hoechst Corporation, a Delaware corporation ("HCorp"), and wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). HCorp is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. The principal place of business and principal office of HCorp is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of HCorp and Hoechst AG is set forth in Exhibit J hereto.

     HCorp beneficially owns 98.2% of the outstanding common stock of HMRI and is filing this Schedule solely with respect to its potential deemed indirect ownership of HMRI's holdings of the securities.

     (d) - (e) During the last five years, neither HMRI, HCorp, nor, to their knowledge, any of the persons listed in Exhibits I and J hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither HMRI nor HCorp nor, to their knowledge, any of the persons listed in Exhibits I and J hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     In May 1994, HMRI and the Issuer entered into a Class D Preferred Stock Purchase Agreement pursuant to which HMRI purchased $5 million of the Issuer's Class D Preferred Stock and agreed to purchase $5 million of Common Stock at the initial public offering price at the time of the Issuer's initial public offering of Common Stock (the "IPO"). In March 1995, HMRI purchased $10 million of the Issuer's Class E Preferred Stock pursuant to a Class E Preferred Stock Purchase Agreement. In December 1995, HMRI purchased $7.9 million of the Issuer's Class F Preferred Stock pursuant to a Class F Preferred Stock Purchase Agreement among HMRI, the Issuer, and other investors. Pursuant to their respective terms, HMRI's shares of Class D, Class E, and Class F Preferred Stock were converted into an aggregate of 1,854,075 shares of Common Stock automatically upon the closing of the IPO on October 22, 1996. Immediately following the closing of the IPO, HMRI purchased 333,333 shares of Common Stock for $4,999,995 to fulfill its purchase obligation under the Class D Preferred Stock Purchase Agreement. The source of funds for the aggregate purchase price of $27,899,995 paid by HMRI for its aggregate ownership of 2,187,408 shares of Common Stock (the "Shares") was the working capital of HMRI. None of such funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     HMRI acquired the Shares in connection with certain strategic alliances between HMRI and the Issuer. In May 1994 and March 1995, HMRI and the Issuer entered into certain agreements pursuant to which the Issuer granted HMRI exclusive rights to make, use and sell worldwide two therapeutic products -- gene activated protein erythropoietin ("GA-EPO") and a second, undisclosed protein -- produced under patent rights and technologies owned by the Issuer. Under the terms of the agreements, HMRI is obligated to pay the Issuer a total of $58 million related to GA-EPO and $67 million related to the second protein, consisting of license fees, equity investments, milestone payments, and research funding, in addition to royalties on sales of the products. Through October 22, 1996, under the GA-EPO arrangement, HMRI has paid the Issuer a total of $17 million, which includes up-front fees of $10 million for a license to the Issuer's gene activation technology for GA-EPO, $5 million for the purchase of shares of Class D Preferred Stock, a $2 million milestone payment in November 1995, and $5 million for the purchase of Common Stock in connection with the IPO. Through October 22, 1996, under the arrangement for the second protein, HMRI has paid the Issuer a total of approximately $25 million, including up-front fees of $10 million for a license to the gene activation technology for the second protein, $10 million for the purchase of shares of Class E Preferred Stock, and $4.5 million to fund basic research at the Issuer. HMRI's future obligations primarily consist of milestone payments based on the development of products resulting from the licensed technology. The Issuer is responsible for delivering cell lines suitable for large scale manufacturing. HMRI is responsible for the worldwide development, manufacturing and marketing of the products and the Issuer will receive a royalty based on net sales.

     In December 1995, HMRI paid the Issuer $7.9 million to purchase shares of Class F Preferred Stock in a private offering by the Issuer to HMRI and other investors. Such shares were purchased for investment.

     The foregoing descriptions are qualified in their entirety by reference to the the Amended and Restated License Agreement dated March 1, 1995, the License Agreement dated March 1, 1995, the Class D Preferred Stock Purchase Agreement dated May 18, 1994, the Class E Preferred Stock Purchase Agreement dated March 1, 1995, and the Class F Preferred Stock Purchase Agreement dated October 26, 1995, which are set forth as Exhibits A through E to this Schedule.

     Neither HMRI, HCorp, nor Hoechst AG currently has any plans or proposals that relate to or would result in the acquisition by any person of additional shares of Common Stock other than the Shares or the disposition of any of the Shares. However, any of such persons may elect to acquire or dispose of securities of the Issuer in the future, depending on its evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to HMRI and its affiliates, prospects for the businesses of HMRI and its affiliates, general economic conditions, money and stock market conditions, and other future developments.

     Except as set forth in this Schedule, neither HMRI, HCorp, nor Hoechst AG has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (a) The Shares represent approximately 13.2% of the Issuer's Common Stock outstanding at August 15, 1996, on a fully-diluted basis. Except as may be set forth in any subsequent amendment to this Schedule, neither Hoechst AG nor HCorp, nor any executive officer or director of Hoechst AG, HMRI, or HCorp, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, HCorp, or HMRI. HCorp, which is a wholly-owned subsidiary of Hoechst AG, beneficially owns more than 98% of the outstanding stock of HMRI.

     (b) HMRI has sole power to vote and to dispose of the Shares. Neither Hoechst AG, HCorp, nor any executive officer or director of either HMRI, HCorp, or Hoechst AG has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares except to the extent that Hoechst AG, HCorp, or any such executive officer or director may be deemed to have any such power by reason of such person's relation-ship to or position with HMRI, HCorp, or Hoechst AG.

     (c) On October 22, 1996, pursuant to the terms of the Class D Preferred Stock Purchase Agreement (which required HMRI to purchase $5 million of Common Stock at the public offering price upon completion of the Issuer's initial public offering of Common Stock), HMRI purchased 333,333 shares of Common Stock at a price of $15.00 per share, for a total purchase price of $4,999,995. Such shares were not purchased from the underwriter as part of the IPO.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     HMRI and the Issuer are parties with certain other shareholders to a Registration Rights Agreement dated as of November 3, 1993 (as currently amended together with Amendment No. 5 thereto dated October 1, 1996, the "Registration Rights Agreement"), which provides that, subject to certain conditions, certain stockholders are entitled to certain rights with respect to registration under the Securities Act of 1933, as amended (the "Act"), of shares of Common Stock received upon conversion of Preferred Stock and of shares of Common Stock purchased by HMRI in connection with the IPO ("Registrable Securities"). If the Issuer proposes to register any of its securities under the Act, either for its own account or for the account of other security holders, the Issuer is required under the Registration Rights Agreement to use its best efforts to include in such registration the Registrable Securities requested to be so included by the holders thereof, subject to such reduction as may be required by the Issuer's underwriters. In addition, subject to certain conditions, the holders of not less than 30% of the Registrable Securities may require the Issuer on not more than two occasions to file a registration statement under the Act with respect to Registrable Securities. Furthermore, HMRI may require the Issuer on one occasion to file a registration statement under the Act with respect to the shares of Common Stock purchased by it in connection with the IPO. Subject to certain conditions, the holders of at least 15% of the Registrable Shares have the right to require the Issuer to file an unlimited number of registration statements on Form S-3, provided that such right is not exercised more than once during any consecutive twelve-month period.

     The description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is set forth as Exhibits F and G hereto.

     HMRI and the other holders of Registrable Securities have agreed not to exercise their respective registration rights for a period of 180 days following the effective date of the Issuer's IPO registration statement, which was October 16, 1996.

     Other than the Registration Rights Agreement, the Class D Preferred Stock Purchase Agreement, the Class E Preferred Stock Purchase Agreement, the Class F Preferred Stock Purchase Agreement, and as described herein, there are no contracts, arrangements, understandings or relationships between or among HMRI, HCorp, and/or Hoechst AG and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

A         Class D Preferred Stock Purchase Agreement, dated May 18,
          1994, by and among the Issuer and HMRI.
B Class E Preferred Stock Purchase Agreement, dated March 1, 1995, by and among the Issuer and HMRI.
C Class F Preferred Stock Purchase Agreement, dated October 26, 1995, by and among the Issuer and certain Purchasers named therein.
D Amended and Restated License Agreement, dated March 1, 1995, by and between HMRI and the Issuer.
E         License Agreement, dated March 1, 1995, by and between HMRI and the Issuer.
F Amended and Restated Registration Rights Agreement, dated November 3, 1993 and amended on May 13, 1994, March 1, 1995, October 26, 1995, July 10, 1996 and August 7, 1996, by and among the Issuer and certain holders of the Issuer's Preferred
          Stock named therein.
G Fifth Amendment to Registration Rights Agreement dated October 1, 1996 by and among the Issuer and certain holders of the
          Issuer's Preferred Stock named therein.
H         Agreement to File Jointly dated October 28, 1996, by and between
          HMRI and HCorp.
I         Information concerning directors and executive officers of HMRI.
J Information concerning directors and executive officers of HCorp and Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: October 28, 1996                  By:  /s/ William K. Hoskins
                                             William K. Hoskins
                                             Vice President,
                                             General Counsel, and
                                             Corporate Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  October 28, 1996                 By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President, General
                                             Counsel and Secretary

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         ------------                                 ---------

A         Class D Preferred Stock Purchase Agreement,
          dated May 18, 1994, by and between the Issuer
          and HMRI (incorporated by reference from
          Exhibit 10.6 to Amendment No. 5 to the
          Registration Statement on Form S-1 of the
          Issuer filed with the Securities and Exchange
          Commission (the "Commission") on October 15,
          1996 (the "Registration Statement")).
B         Class E Preferred Stock Purchase Agreement,
          dated March 1, 1995, by and between the Issuer
          and HMRI (incorporated by reference from
          Exhibit 10.7 to Amendment No. 5 to the
          Registration Statement).
C         Class F Preferred Stock Purchase Agreement,
          dated October 26, 1995, by and among the
          Issuer and certain Purchasers named therein
          (incorporated by reference from Exhibit 10.8
          to Amendment No. 5 to the Registration
          Statement).
D         Amended and Restated License Agreement, dated
          March 1, 1995, by and between HMRI and the
          Issuer (incorporated by reference from
          Exhibit 10.33 to Amendment No. 5 to the
          Registration Statement).
E         License Agreement, dated March 1, 1995, by
          and between HMRI and the Issuer (incorporated
          by reference from Exhibit 10.34 to Amendment
          No. 5 to the Registration Statement).
F         Amended and Restated Registration Rights
          Agreement, dated November 3, 1993 and amended
          on May 13, 1994, March 1, 1995, October 26,
          1995, July 10, 1996 and August 7, 1996, by
          and among the Issuer and certain holders of
          the Issuer's Preferred Stock named therein
          (incorporated by reference from Exhibit 10.11
          to Amendment No. 5 to the Registration
          Statement).
G         Fifth Amendment to Registration Rights
          Agreement dated October 1, 1996 by and among
          the Issuer and certain holders of the
          Issuer's Preferred Stock named therein
          (incorporated by reference from Exhibit 10.36
          to Amendment No. 5 to the Registration
          Statement).
H         Agreement to File Jointly dated October 28,                 11
          1996, by and between HMRI and HCorp.
I         Information concerning directors and
          executive officers of HMRI (to be filed by amendment).
J         Information concerning directors and
          executive officers of HCorp and Hoechst AG (to be filed by amendment).